 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UNVEILS 2017/18 (YEAR 4) "ALWAYS GETTING BETTER" PLAN

Ryanair, Europe's No.1 airline, today (6 Apr) unveiled its 2017/18 customer experience improvement plan which forms Year 4 of its "Always Getting Better" (AGB) programme, including service, digital, ancillary and inflight developments. The new initiatives to be rolled out over the coming year include:

●        Connecting flights - on Ryanair's network, then on other airlines
●        Even lower airfares and more of them
●        New bases (Frankfurt Main, Naples) and improved schedules
●        "My Ryanair" Phase 2 - improved profile, offers and incentives
●        "Plus" products improved- Regular, Plus, Flexi-Plus and Family Plus
●        Ryanair Holidays rolling out across all markets - 3,4,5 star hotels
●        Ryanair Rooms - more partners and more choice
●        Amazon of Travel - New search function
●        Into the Blue - bespoke travel content in the app in 5 languages
●        Express booking - pre-saved preferences for faster bookings (3 clicks)
●        Auto check-in - for both flights once return seats are booked

In London, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"The success of the "Always Getting Better" programme over the past 3 years has been reflected in ever increasing load factors and record passenger numbers, which has seen our traffic grow by over 50%.  In a year when Ryanair became Europe's largest airline, carrying 120m customers and Ryanair.com became the world's most visited airline website, we are pleased to launch Year 4 of AGB today, with an exciting range of initiatives in digital, product and ancillary.

As we expand the Ryanair route network, customers will for the first time be able to book connecting Ryanair flights on the Ryanair.com website, with a feeder flight service with other airlines following later this year. While we continue to innovate, the one thing that won't change will be our low fares, and European customers will still enjoy the biggest and best choice of destinations, with the most on-time flights and a fantastic onboard experience, as we grow our fleet, traffic and routes."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
                                         Ryanair DAC                           Edelman Ireland
                                         Tel: +353-1-9451949                Tel: +353-1-6789333

                           press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 April, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary